Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	June 2018 (A)	2017 (A)	2016	2015	2014	2013
Pretax income from continuing operations before income from equity investees	$173,873	$265,371	$239,506	$208,386	$191,289	$155,631

Add:
Fixed charges (excluding capitalized interest)	53,714	108,930	96,168	89,973	85,514	85,912
Distributed income from equity investees	—	—	—	—	—	—

Pretax earnings from operations, as adjusted	$227,587	$374,301	$335,674	$298,359	$276,803	$241,543

Fixed Charges:
Interest on indebtedness	$50,006	$101,811	$89,057	$84,080	$80,370	$79,175
Capitalized interest	1,904	2,435	1,738	2,383	1,628	1,369
Amortization of net discount relating to indebtedness	879	1,702	1,246	1,100	1,238	3,188
Amortization of interest rate hedges	1,056	1,932	2,802	1,902	1,129	438
Amortization of deferred charges	1,773	3,485	3,063	2,891	2,777	3,111

Fixed charges	$55,618	$111,365	$97,906	$92,356	$87,142	$87,281

Ratio of net earnings to fixed charges	4.09	3.36	3.43	3.23	3.18	2.77

Fixed charges	$55,618	$111,365	$97,906	$92,356	$87,142	$87,281
Preferred stock dividends	17,164	37,925	38,623	35,434	35,434	27,923

Combined fixed charges and preferred stock dividends	$72,782	$149,290	$136,529	$127,790	$122,576	$115,204

Ratio of earnings to combined fixed charges and preferred stock dividends	3.13	2.51	2.46	2.33	2.26	2.10

(A)

For the six months ended June 30, 2018 and the year ended December 31, 2017, excluding the effect of $521 and $7,845, respectively, in retirement severance costs, ratio of earnings to fixed charges would have been 4.10x and 3.43x, respectively and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 3.13x and 2.56x, respectively. Retirement severance costs relate primarily to Craig Macnab's retirement as Chief Executive Officer on April 28, 2017.